January 6, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 3561

RE:          Boardwalk Pipeline Partners, LP, Comment letter dated December 23, 2008
File No. 001-32665

Dear Mr. Owings,

The Registrant is in receipt of your letter addressed to Rolf A. Gafvert dated December 23, 2008, regarding your review of the Registrant’s filings on Form 10-K for fiscal year ended December 31, 2007 and Form 10-Q for fiscal quarters ended March 31, June 30 and September 30, 2008.  The Registrant respectfully requests an extension of time to January 16, 2009 to respond to your letter due to receipt of the letter during the holiday season and the availability of resources necessary to prepare a response during that period of time.

We thank you for your prompt response to our request. Please direct any questions concerning this filing to Jamie Buskill, Chief Financial Officer, at 713-479-8082.

Sincerely,

Rolf A. Gafvert
Chief Executive Officer

9 Greenway Plaza, Suite 2800 Houston, Texas 77046   Phone:  713.479.8000